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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor View Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 A1A N., Ste. 200, Ponte Vedra Beach, FL 32082

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn Mathis,CEO Tel. Number 904-834-4289

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ennis, Pellum & Associates, CPA's

(Name – *if individual, state last, first, middle name*)

5150 Belfort Road S Bldg 600	Jacksonville	FL	32256
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carolyn Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor View Advisors, LLC, as of Dec. 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signer, Carolyn Mathis, appeared before me by means of physical presence.

Lori Jean Adams 3/31/21
Notary Public Lori Jean Adams

LORI JEAN ADAMS
MY COMMISSION # GG 298798
EXPIRES: April 10, 2023
Bonded Thru Notary Public Underwriters

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR VIEW ADVISORS, LLC

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

CONTENTS | Page

ENNIS PELLUM & ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member of
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ennis, Pellum & Associates, P.A.

We have served as the Company's auditor since 2011.

Jacksonville, Florida
March 30, 2021

Harbor View Advisors, LLC
Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 614,526
Accounts receivable from customers	379,575
Prepaid expenses	44,804
Other receivables (Note 9)	73,489
Fixed assets, net (Note 4)	9,195
Right of use asset (Note 6)	132,060
Due from related party (Note 5)	1,350
Total assets	$ 1,254,999
Liabilities & Member's Equity	
Accounts payable	$ 35,324
Accrued liabilities	35,847
Lease liability, current portion (Note 6)	99,778
Pension payable (Note 7 and Note 8)	303,289
Total current liabilities	474,238
Long-term lease liability (Note 6)	30,406
Total liabilities	504,644
Member's equity	750,355
Total liabilities & member's equity	$ 1,254,999

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
Statement of Operations
December 31, 2020

Revenue	
Services	$ 1,993,809
Reimbursed expenses	12,007
Total revenue	2,005,816
Expenses	
Advertising & promotion (Note 1)	107,816
Computer & internet expenses	133,940
Dues & subscriptions	6,045
Depreciation	20,085
Executive compensation	370,000
Insurance	45,265
Meals & entertainment	22,224
Other general & administrative (Note 5)	65,876
Professional fees	76,382
Regulatory expense	17,635
Lease cost (Note 6)	104,402
Salaries & related costs (Note 7 and Note 8)	1,962,419
Telephone	15,045
Travel	33,595
Total expenses	2,980,729
Other Income	
Loan forgiveness & tax credits (Note 9)	347,059
Interest income	8,824
	355,883
Net Loss	$ (619,030)

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
Statement of Changes in Member's Equity
December 31, 2020

Member's Equity as of January 1, 2020	$ 1,369,385
Capital withdrawals	-
Capital contributions	-
Net loss	(619,030)
Member's Equity as of December 31, 2020	$ 750,355

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
Statement of Cash Flows
December 31, 2020

Cash Flows From Operating Activities:	
Net loss	$ (619,030)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	20,085
Gain on forgiveness of PPP loan	(273,570)
Changes in operating assets & liabilities:	
Accounts receivable from customers	(155,717)
Prepaid expenses	99,882
Other receivables	(73,489)
Due from related party	(1,350)
Accounts payable & accrued liabilities	(10,507)
Deferred revenue	(10,000)
Pension payable	(253,749)
Change in right of use asset and lease liability, net	(1,336)
Net used in operating activities	(1,278,781)
Cash Flows From Financing Activities:	
Proceeds from PPP loan	273,570
Net cash provided by financing activities	273,570
Net decrease in Cash & Cash Equivalents	(1,005,211)
Cash at Beginning of Year	1,619,737
Cash at End of Year	$ 614,526

The accompanying notes are an integral part of these financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the Company) is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on strategic consulting and advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value at December 31, 2020. Accordingly, management has not recorded an allowance for doubtful accounts as of December 31, 2020.

Revenue Recognition

Revenue from contracts with customers includes advisory services income and transaction success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue Recognition (continued)

Revenue for mergers and acquisitions (M&A) advisory services is generally recognized over time throughout the term of the engagement.

As additional consideration for the M&A advisory services noted above, the Company receives transaction success fees based on the completion of a transaction. Success fees generally are variable, often based on the transaction price. Revenue for transaction success fees are recognized only upon the completion of a transaction. Earnouts and other delayed payments deemed likely to be realized are estimated and recognized in the year earned.

Revenue from the top three customers accounted for approximately 61% of total revenue for the year ended December 31, 2020. The following table presents the breakdown of M&A advisory services revenue:

The following table presents the breakdown of Services revenue:

	2020
Advisory Services	$ 937,000
Transaction Success Fees	1,056,809
Total Services Revenue from Contracts with Customers	**$ 1,993,809**

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2020, advertising and promotion expense totaled $107,816.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with *Accounting for Uncertainties in Income Taxes* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company does not have any tax examinations in process.

Income Taxes (continued)

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years for software, furniture and equipment and the shorter of the life of the asset or the expected term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Leases

The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (continued)

Judgments are used in determining the appropriate discount rate used to measure the lease liability. Given there are no explicit rates provided in the lease, the incremental borrowing rate ("IBR") is used. The IBR is derived from the average interest rate on commercial real estate loans provided at traditional banks. The company will fall at the lower interest rate range because there is no outstanding debt.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company adopted ASU 2016-13 on January 1, 2020 and does carry assets within the scope of ASU 2016-13. The adoption of ASU 2016-13 did not have a material impact on the Company's financial statements.

In August 2018, the FASB issued ASU No. 2018-14, *Compensation – Retirement Benefits - Defined Benefit Plans – General (Subtopic 715-20), Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans*. This guidance is a part of the FASB's disclosure framework project to improve disclosure effectiveness. This guidance makes minor changes to the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefit plans. The new guidance removes certain disclosures that are no longer considered cost beneficial, clarifies the specific requirements of certain disclosures, and adds certain new disclosure requirements the FASB has identified as relevant. The Company adopted the provisions of ASU No. 2018-14 on January 1, 2020 and it did not have a material impact on the Company's financial statements. See "Note 7. Pension Payable" for required disclosures related to this new guidance.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of Aggregate Indebtedness, as defined. At December 31, 2020, the Company's Net Capital was $240,066 which exceeded the requirements by $214,102 and the ratio of Aggregate Indebtedness to Net Capital was 1.62231 to 1.

NOTE 4.	PROPERTY & EQUIPMENT

Property & equipment at December 31, 2020 consisted of:

Furniture & equipment	$	160,761
Leasehold improvements		101,526
Software		4,004
		266,291
Less: accumulated depreciation		320,083
Total fixed assets, net	$	586,374

Depreciation expense was $20,085 for the year ended December 31, 2020.

NOTE 5.	RELATED PARTY TRANSACTIONS

The Officers of Harbor View Advisors, LLC obtained a 40% interest in Antisyn in 2014. Antisyn provides outsourced IT Services to Harbor View Advisors, LLC. For the year ending December 31, 2020, Harbor View Advisors, LLC made payment to Antisyn totaling $23,280 for services and $3,147 for equipment.

The Officers of Harbor View Advisors, LLC obtained 100% interest in Harbor View CFO Services in 2018. For the year ending December 31, 2020, Harbor View Advisors, LLC charged Harbor View CFO Services expenses totaling $55,674 for office expense sharing, which is included in expenses in the Statement of Operations. Harbor View CFO Services owed Harbor View Advisors, LLC $1,350, as of the year ended December 31, 2020.

The Company pays for certain vehicle expenses on behalf of HVA Holdings which totaled $19,015 and are included in the Other general & administrative line item on the Statement of Operations.

NOTE 6.	LEASES

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring April 2022.

Upon the possession of this leased asset, a determination was made to classify it as an operating lease. The lease has a term of 11 years, with no renewable options.

The office lease provides for fixed minimum rent payments, which are recognized on a straight-line basis over the lease term starting on the date possession of the leased property was taken.

NOTE 6. LEASES (Continued)

The components of lease cost for the fiscal year ended December 31, 2020 were as follows:

Operating lease cost	$ 104,402
Short-term lease cost	-
Variable lease cost	-
	$ 104,402

As of December 31, 2020, future minimum lease payments for the lease consisted of the following:

2021	$ 102,552
2022	32,215
Total minimum payments	134,767
Less: imputed interest	(4,583)
	$ 130,184

A summary of lease terms and discount rates for the operating lease as of December 31, 2020 is as follows:

Weighted average remaining lease term (years)	
Operating leases	1.33
Weighted average discount rate	
Operating leases	3.10%

Supplemental cash flow information related to leases as of December 31, 2020 is as follows:

Operating cash flows from operating expenses	105,738

Rent expense for the office facilities amounted to $104,402 for the year ended December 31, 2020.

NOTE 7. PENSION PAYABLE

The Company sponsors a defined benefit cash balance pension plan for eligible employees. The Company's funding policy is to contribute the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code. The plan is funded through contributions to a trust.

Obligations and Funded Status:

	2020
Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 346,351
Service cost	283,136
Interest cost	17,318
Benefit obligation at end of year	$ 646,805
Change in plan assets:	
Fair value of plan assets at beginning of year	$ -
Actual return on plan assets	18,063
Employer contributions	346,351
Benefits paid	-
Fair value of plan assets at end of year	364,414
Funded status at end of the year	$ (282,391)
Amounts recognized in the balance sheets consist of:	
Noncurrent assets	$ -
Current liabilities	(282,391)
Noncurrent liabilities	-
	$ (282,391)

Components of net periodic benefit cost are as follows:

	2020
Net Periodic Benefit Cost:	
Service cost	$ 283,136
Interest cost on projected benefit obligations	17,318
Net periodic benefit cost	$ 300,454

The components of net periodic benefit cost are included in the line item "Salaries and related costs" in the Statement of Operations.

The projected benefit obligation and the accumulated benefit obligation are in excess of the plans' assets at December 31, 2020. The accumulated benefit obligation at December 31, 2020 was $646,805.

Assumptions:

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2020:

Discount rate (actuarial valuation)	2.45%

The following are weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2020:

Discount rate	2.45%

Plan Assets:

The Company's current investment strategy is to achieve a mix of approximately 90% of investments for long-term growth and 10% for near-term benefit payments with a wide diversification of asset types and fund strategies. The target allocations for plan assets are 35% equity securities and 65% corporate bonds and U.S. Treasury securities. Equity securities primarily include investments in large-cap companies. Domestic equities can be up to 50% of the portfolio and International equities can be up to 20% of the portfolio. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasuries. Fixed income can range from 50-90% of the total portfolio. Bond durations are short-term, intermediate-term and long-term.

The fair values of the Company's cash balance pension plan assets at December 31, 2020, by asset class are as follows:

Asset Class	*Total*	*Level 1*	*Level 2*	*Level 3*
Equity securities:				
U.S. companies (a)	$ 96,474	$ 96,474	$ -	$ -
International companies (b)	30,821	30,821	-	-
U.S. Treasury bonds	77,470	77,470	-	-
Corporate bonds (c)	134,649	134,649	-	-
Mortgage-backed securities	25,000	25,000	-	-
Total	$ 364,414	$ 364,414	$ -	$ -

(a) This class comprises low-cost equity index funds in Large Growth, Large Value and Large Blend.
(b) This class comprises diversified Emerging Markets, Foreign Large Growth and Foreign Large Blend.
(c) This class represents investment grade bonds of US issuers from diverse industries and a small amount of High Yield bonds.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges by asset class. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies. The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner that is compliant at all times with applicable government regulations.

Valuation:

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument held by the pension plan:

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on a measurement date. The fair value hierarchy described below requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Cash Flows:

The Company expects to contribute $283,136 to its cash balance pension plan in 2021. The company does not expect to pay out benefits in the next 10 years.

NOTE 8.	401K AND PROFIT SHARING

Employees are eligible to participate in a 401(k) profit sharing plan hosted by the Company. Eligibility is based on 3 months of continuous employment with monthly entry. The Company can contribute a discretionary match and has elected to match 100% of deferrals up to 3% of salary and 50% up to the next 2% of salary. The Company's contribution to the retirement and profit sharing plan for the year ended December 31, 2020 was $57,976 of which $20,898 was accrued as of December 31, 2020. This amount is included in the Salaries and related costs line item on the Statement of Operations.

NOTE 9.	CARES ACT

On March 27, 2020, the President of the United States signed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The tax provisions include changes to the net operating loss rules, a temporary increase to the limitation on deductible business interest expense, and accelerated depreciation on qualified improvement property. In addition, the CARES Act has provisions designed to encourage employers to keep employees on payroll, despite experiencing economic hardship related to COVID-19, through a forgivable loan program (Paycheck Protection Program) as well as with an employee retention tax credit (Employee Retention Credit).

As part of the Paycheck Protection Program, during the year ended December 31, 2020, the Company received a loan in the amount of $273,570. Based on achievement of certain criteria outlined in the terms of the loan, the Company expects the loan to be forgiven in full. Accordingly, at December 31, 2020, the Company reduced the liability to $0 and recognized the forgiveness in full in other income on the Statement of Operations.

The Employee Retention Credit is a payroll tax credit against certain employment taxes equal to 50 percent of the qualified wages and healthcare costs an eligible employer incurs after March 12, 2020 and before January 1, 2021 applicable to payroll costs not covered by PPP. The Company calculated an employee retention credit receivable of $73,489 which was recognized during 2020, as part of other income.

NOTE 10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to, or disclosure in, its financial statements through March 29, 2021, the date the financial statements were issued. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen. The Company has had some projects placed on hold and negative financial impact could occur though such potential impact is unknown at this time. On February 22, 2021 the Company received a 2nd loan from the Paycheck Protection Program, which the Company expects to be forgiven in full.

NOTE 11. CONTINGENT LIABILITIES

The Company has been notified that a claim was filed against the Company in the Circuit Court, Fourth Judicial Circuit, in and for Duval County, Florida by AutoQuotes, Inc., Case No. 2018-CA-5657. AutoQuotes is a former client of the Company for whom the Company performed certain consulting work in 2017 and 2018. The case primarily involves a dispute between AutoQuotes and its former CEO. AutoQuotes also alleged that the Company, when consulting for AutoQuotes, conspired with the former CEO to deflate the value of the company to assist the former CEO with a proposed management buyout of AutoQuotes at less than fair market value.

We believe the claim against the Company has no merit, with the largest likely exposure to the Company being the cost of defense. However, a contingent liability of $15,000 has been recognized for Net Capital Computation purposes. Legal counsel has been retained to represent the company and we intend to vigorously defend against these claims.

SUPPLEMENTARY INFORMATION

Harbor View Advisors, LLC
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1
December 31, 2020

Credits	
Member's equity	$ 750,355
Debits	
Accounts receivable from customers	379,575
Prepaid expenses	44,804
Other receivables	73,489
Fixed assets, net	9,195
Due from related party	1,350
Right of use asset, net of lease liability	1,876
Total debits	510,289
Net Capital	240,066
Minimum Net Capital Requirement - Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $389,460	25,964
Excess Net Capital	$ 214,102
Ratio of Aggregate Indebtedness to Net Capital	1.62231 to 1
Schedule of Aggregate Indebtedness	
Accounts payable, accrued liabilities, pension payable & contingent liabilities	$ 389,460

There are no material differences that exist between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part IIA filing.

Harbor View Advisors, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically footnote 74, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

HARBOR VIEW

March 26, 2021

Ennis Pellum & Associates
5150 Belfort Road South
Building 600
Jacksonville, FL 32256

Harbor View Advisors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

Harbor View Advisors, LLC

I, Carolyn Mathis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer

ENNIS
PELLUM
& ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member of
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Harbor View Advisors, LLC (the "Company") stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) the Company is filing the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Ennis, Pellum & Associates, P.A.

Jacksonville, Florida
March 30, 2021

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com